UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum
Thrift Plan
Index
December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Note: Other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	31

Exhibit 23.1	32

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Marathon Petroleum Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 29, 2017

Marathon Petroleum
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$2,184,769,158	$1,855,871,547
Fully benefit-responsive investment contract, at contract value	422,225,570	404,916,311
Total Investments	2,606,994,728	2,260,787,858

Notes receivable from participants	69,158,868	57,181,470
Employer Contributions	4,922,955	18,251,171
Other	252,092	2,750,750
Total Assets	$2,681,328,643	$2,338,971,249
Net Assets Available for Benefits	$2,681,328,643	$2,338,971,249
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$125,392,380
Interest	6,559,368
Dividends	31,903,308
Total investment income	163,855,056

Interest income from notes receivable from participants	2,120,167

Contributions:
Participants	146,199,099
Employer	105,492,888
Rollovers	46,643,171
Total contributions	298,335,158
Total additions	464,310,381

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	228,047,525
Plan expenses	1,937,270
Total deductions	229,984,795

Net increase before transfers	234,325,586

Transfers In	108,031,808

Increase in assets available for benefits	342,357,394

Net assets available for benefits:
Beginning of year	2,338,971,249
End of year	$2,681,328,643

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.	Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution retirement plan sponsored by Marathon Petroleum Company LP ("Company"). The Plan generally covers employees of the Company and other related employers who have elected to participate in the Plan. Eligible employees may participate in the Plan by electing to make contributions in accordance with procedures established by the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2016, the Plan became a Section 401(k) safe harbor plan.
Plan Mergers
Effective January 1, 2016, the Speedway Retirement Savings Plan became a sub-plan of the Plan. As part of this merger, net assets of $188,419,476 were transferred into the Plan as of December 31, 2015.

Effective immediately after the close of trading on the New York Stock Exchange on March 28, 2016, the MarkWest Hydrocarbon Inc. 401(k) Savings and Profit Sharing Plan was merged with and into the Plan. As part of the merger, net assets of $92,988,656 were transferred into the Plan.
Effective as of 12:01 a.m. on August 8, 2016, the Savings and Profit Sharing Plan of WilcoHess LLC was merged with and into the Plan. As part of the merger, net assets of $15,043,152 were transferred into the Plan.
Contributions
Eligible employees may contribute up to 25 percent of eligible pay to the Plan. Employees who are not “highly compensated,” within the meaning of Section 414(q) of the Internal Revenue Code (“Code”), may also contribute after-tax contributions up to 18 percent of eligible pay. Any participants who are at least age 50 during the Plan year may make additional catch-up contributions. All contributions are subject to Plan restrictions and limitations under the Code, including the annual compensation limit under Code Section 401(a)(17). The Company also makes contributions on behalf of eligible Speedway LLC employees in an amount equal to 3.5 percent of their eligible pay. Participants may also make rollover contributions or direct-plan transfer contributions in accordance with the terms of the Plan.

The Company makes matching contributions on eligible contributions up to a maximum of 6 percent of eligible pay at a rate of $1.17 per dollar contributed.

Valuation of Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

Vesting
Participants are fully and immediately vested in their contributions and Company match contributions occurring on or after January 1, 2016, plus actual earnings thereon. For Company match contributions occurring prior to January 1, 2016, participants generally become fully vested in these Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Retirement Plan of the Company; upon the death of an active participant; after three years of service with the Company or a participating employer; upon attainment of age 65; or upon termination or partial termination of the Plan.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.94 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and retirees.
Payment of Benefits
A participant whose employment is terminated may elect to receive a lump-sum distribution of the participant’s account. Alternatively, a participant may elect to defer the commencement of benefits until a date no later than the first calendar day in April, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account subject to certain restrictions. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants, subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement under the rules set forth in the Plan document. As of December 31, 2016 and 2015 forfeited non-vested accounts totaled $294,647 and $659, respectively. Total forfeitures used to reduce certain employer contributions in 2016 totaled $58,591.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Reclassification
The Plan early adopted ASU No. 2015-12 Part I and presented the Plan’s Stable Value Fund (SVF) as a fully benefit-responsive investment at contract value as of December 31, 2015.  However, upon further review of the SVFs structure and valuation methodology, management determined that the presentation of the Plan’s SVF should include the related cash equivalents that were previously considered investments at fair value. Accordingly, 2015 financial statements were reclassified to conform to the 2016 financial statement presentation.  This reclassification had no effect on changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fully benefit responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. All other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Administration of Plan Assets
All costs, expenses and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants’ account are charged or credited to the participants’ account by Fidelity Management Trust Company (“Fidelity”, or the “Trustee”).
The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2016 in connection with the Fund was $1,040,359.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

3.	Accounting Standards Update
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU No. 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU No. 2015-07 was effective for the Plan retrospectively for the year ending December 31, 2016. Adoption of this accounting standard in 2016 did not have a material impact on the Plan's disclosures.

4.	Fair Value Measurements
The FASB Accounting Standards codification (ASC) 820, Fair Value Measurement and Disclosures (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•	Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date;

•
Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, except for fully benefit-responsive investment contracts which are reported at contract value. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2016 and 2015.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value (“NAV”) of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which the investments are traded, and is considered Level 1.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. The investments are mainly publicly traded. This investment is considered Level 2.

The CCTs are the Pyramis Core Lifecycle (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and 2060) Commingled Pools, the Low Price Commingled Pool, the Growth Commingled Pool, and the Contrafund Commingled Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	925,563,295	—	—	$925,563,295
Common/collective trusts	—	870,853,883	—	$870,853,883
Self-directed Brokerage Accounts*	80,260,053	—	—	$80,260,053
MPC Common Stock	290,724,776	—	—	$290,724,776
MRO Common Stock	17,367,151	—	—	$17,367,151
Total investments at fair value	$1,313,915,275	$870,853,883	$—	$2,184,769,158

*	Includes interest-bearing cash

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	765,123,093	—	—	$765,123,093
Common/collective trusts	—	743,692,762	—	$743,692,762
Self-directed Brokerage Accounts*	77,441,954	—	—	$77,441,954
MPC Common Stock	254,909,120	—	—	$254,909,120
MRO Common Stock	14,704,618	—	—	$14,704,618
Total investments at fair value	$1,112,178,785	$743,692,762	$—	$1,855,871,547

*	Includes interest-bearing cash

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

5.	Stable Value Fund
At December 31, 2016 and 2015 the Plan held Synthetic Investment Contracts (SICs) of $400,998,786 and $398,118,394, respectively, recorded at contract value. The remaining assets of $21,226,784 and $6,797,917 held by the Fund at December 31, 2016 and 2015, respectively, are invested in cash equivalents and stated at amortized cost, which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value.

Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable at this time.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Period Ended December 31, 2016	Period Ended December 31, 2015
Net assets available per the financial statements	$2,681,328,643	$2,338,971,249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,692,177
Net assets available for benefits per the Form 5500	$2,681,328,643	$2,341,663,426
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

2016
Increase in net assets available for benefits per the financial statements	$342,357,394
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
Prior-year adjustment	(2,692,177)
Current year adjustment	—
Net Income per the Form 5500	$339,665,217

7.	Party-in-Interest Transactions
Transactions involving shares of Marathon Petroleum Corporation common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from Marathon Petroleum Corporation. During 2016, all shares of Marathon Petroleum Corporation common stock were purchased on the open market. At December 31, 2016 and 2015, the Plan held 5,774,077 and 4,917,228 shares of common stock of Marathon Petroleum Corporation, respectively, with fair value of $290,724,776 and $254,909,120, respectively, and a cost basis of $226,896,677 and $199,745,943, respectively.
Certain Plan investments are shares of mutual funds managed by Fidelity. Certain Plan investments, amounting to $1,453,112,515 and $1,238,784,430 at December 31, 2016 and 2015, respectively, are units of funds managed by the Trustee. In addition, there is a brokerage link fund managed by Fidelity. The Trustee also provides certain accounting and administrative services to the Plan for a negotiated fee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

8.	Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2016 and 2015

9.	Tax Status
The Plan, as amended and restated effective as of January 1, 2016, received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 11, 2017. Although the Plan has since been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and December 31, 2015 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examination for the years prior to 2013.

10.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

11.	Subsequent Events
Effective January 1, 2017, eligible employees can contribute up to 75 percent of eligible pay.  In addition, catch-up contributions have increased from 50 percent to 75 percent for those who attain age 50 during a Plan year.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Marathon Petroleum Corporation	Marathon Petroleum Corporation Common Stock - 5,774,077 shares		$290,724,776
	Marathon Oil Corporation	Marathon Oil Corporation Common Stock - 1,003,302 shares		17,367,151

	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company - 2,552,397 shares		$25,957,882
*	Fidelity Mid Cap Value Fund	Investment Company - 1,507,741 shares		37,361,810
*	Fidelity Extended Market Index Fund	Investment Company - 1,625,105 shares		90,258,355
*	Fidelity International Discovery K	Investment Company - 639,458 shares		23,263,475
*	Fidelity 500 Index Adv Is	Investment Company - 3,183,572 shares		249,432,843
*	Fidelity International Index IPR	Investment Company - 3,347,396 shares		118,230,024
*	Fidleity Investments MM Government	Investment Company - 37,754,244 shares		37,754,244
*	Fidelity Low-Priced Stock Pool	Investment Company - 6,204,063 shares		73,518,142
*	Fidelity Growth Company Pool	Investment Company - 8,941,027 shares		123,475,578
*	Fidelity Contrafund Pool	Investment Company - 7,709,192 shares		92,664,486
*	FIAM Target Date 2055 Commingled Pool Class S	Investment Company - 1,860,684 shares		28,226,583
*	FIAM Target Date 2060 Commingled Pool Class S	Investment Company - 201,067 shares		2,044,849
*	FIAM Target Date Income Commingled Pool Class S	Investment Company - 489,083 shares		6,265,159
*	FIAM Target Date 2005 Commingled Pool Class S	Investment Company - 193,416 shares		2,613,051
*	FIAM Target Date 2010 Commingled Pool Class S	Investment Company - 338,786 shares		4,892,065
*	FIAM Target Date 2015 Commingled Pool Class S	Investment Company - 1,711,739 shares		24,751,742
*	FIAM Target Date 2020 Commingled Pool Class S	Investment Company - 6,237,221 shares		87,944,814
*	FIAM Target Date 2025 Commingled Pool Class S	Investment Company - 6,606,685 shares		96,193,328
*	FIAM Target Date 2030 Commingled Pool Class S	Investment Company - 6,601,949 shares		93,483,602
*	FIAM Target Date 2035 Commingled Pool Class S	Investment Company - 4,881,539 shares		70,684,685
*	FIAM Target Date 2040 Commingled Pool Class S	Investment Company - 4,427,110 shares		63,263,405

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	FIAM Target Date 2045 Commingled Pool Class S	Investment Company - 3,899,034 shares		55,990,125
*	FIAM Target Date 2050 Commingled Pool Class S	Investment Company - 3,169,065 shares		44,842,269
	Dodge and Cox Income	Investment Company - 4,567,254 shares		62,068,979
	Vanguard Value Index Inst	Investment Company - 1,357,017 shares		49,164,722
	Baird Mid Cap Inst	Investment Company - 1,006,086 shares		15,896,166
	Columbian Acorn International Y	Investment Company - 355,398 shares		13,512,222
	DFA Emerging Markets Value	Investment Company - 1,460,075 shares		34,968,787
	Vanguard Small Cap Index Inst	Investment Company - 720,111 shares		44,481,239
	Vanguard Total Bond Market Is Pl	Investment Company - 11,569,253 shares		123,212,547

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Stable Value Contract Carriers
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-111	1.76%		53,936,670	***
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013	1.76%		65,506,989	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813	1.77%		64,888,422	***
	Bank of Tokyo - Mitsubishi	Actively Managed Global Wrap**
	Wrapper Contract FID-MARPETR12-1	1.78%		69,415,285	***
	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001	1.78%		78,634,376	***
	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013	1.78%		68,617,044	***
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool Discount rate - 1.53%		21,226,784

	Brokerage Link	Self-Directed Brokerage Accounts		80,260,053

*	Fidelity Management Trust Company	Loans to Plan Participants; 3.25%-9.50%; due 1/1/16 - 12/31/2020	—	69,158,868
	Totals		$—	$2,676,153,596

*	Indicates party-in-interest.

**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 18 thru 33 list the fair value of each underlying investment of the SICs. Each SIC owns approximately 13 to 20 percent interest in the total fair value of the Fund.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	(CASH)	Actively Managed Global Wrap Underlying Investments		$4,237,981.31
	AT&T INC 2.45% 06/30/20			430,699.89
	AT&T INC 3% 06/30/2022			647,223.28
	ABBOTT LAB 2.35% 11/30/19			596,921.75
	ACE INA HOLDING 2.3% 11/03/20			256,690.57
	ACTAVIS FUNDING 2.35% 03/12/18			708,937.09
	ACTAVIS FUNDING SCS 3% 3/12/20			404,890.33
	AMOT 2015-3 A 1.63% 05/20			1,069,480.57
	ALLYL 2015-SN1 A3 1.21% 03/17			75,594.12
	ALLYA 2015-1 A3 1.39% 09/19			586,782.00
	AMERICAN EXPRESS 2.25% 5/05/21			535,009.86
	AMXCA 2014-2 A 1.26% 01/20			871,037.56
	AMXCA 2014-3 A 1.49% 04/20			1,609,867.92
	AMXCA 2014-4 A 1.43% 06/20			1,401,204.86
	AMERICAN HONDA 1.7% 02/22/19			366,646.97
	AMERICAN HONDA FIN 1.7% 9/9/21			546,758.45
	AMERICAN HONDA 1.5% 11/19/18			577,614.86
	AMERICAN INTL GROUP 2.3% 7/19			201,952.69
	AMPHENOL CORP 3.125% 09/15/21			147,419.19
	ANHUESER-BUSCH IN 3.3% 2/01/23			933,577.73
	APPLE INC 1% 5/3/18			1,628,274.32
	APPLE INC 2.85% 5/6/21			698,291.43
	AUSTRALIA & NZ 1.45% 5/15/18			433,770.16
	AUST & NZ BKG NY 2.25% 6/13/19			903,545.10
	BACCT 2015-A2 A 1.36% 09/20			1,099,157.75
	BAT INTL FIN 3.5% 6/22 144A			635,753.92
	BP CAP MKTS PLC 2.521% 1/20			713,797.54

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	BP CAPITAL MKT PLC 2.315% 2/20			$443,685.95
	BP CAPITAL MKTS 1.676% 5/3/19			175,186.22
	BMWOT 2016-A A3 1.41% 07/20			489,314.76
	BANK AMER FDG CRP 2.6% 1/15/19			2,487,205.88
	BANK AMERICA CORP 2.65% 4/1/19			1,072,722.95
	BACM 2016-UB10 A2 2.723% 06/49			464,568.66
	BANK OF MONTREL 2.375% 1/25/19			432,906.56
	BANK NOVA SCOTIA 2.8% 07/21/21			417,829.54
	BANK T-M UFJ 2.35% 9/8/19 144A			1,962,566.56
	BANK TOKYO-MSB 2.3% 03/20 144A			458,008.25
	BARCLAYS PLC 2.75% 11/8/19			771,084.63
	BARCLAYS PLC 2.875% 06/20			625,835.58
	BERKSHIRE HATH 1.7% 3/15/19			308,192.26
	BOSTON PT LTD MTN 5.875% 10/19			265,676.90
	BRITISH TEL PLC GLB 5.95 1/18			621,392.93
	CD 2007-CD5 A1A 5.8% 11/44			469,675.88
	COMM 2015-CR22 A2 2.856% 03/48			313,417.37
	CSMC 16-NXSR A1 1.9708% 12/49			220,927.69
	COMM 2012-LC4 A4 3.288% 12/44			265,549.32
	COMM 2010-C1 A3 4.205 7/46			1,344,704.34
	COMM 2012-CR1 A2 2.35% 5/45			166,446.63
	COMM 2012-CR3 ASB 2.372% 11/45			390,759.25
	COMM 2014-CR17 A2 3.012% 05/47			665,179.65
	COMM 2014-CR18 A2 2.924% 07/47			501,622.54
	CSAIL 2016-C7 A1 1.4928% 11/49			308,804.48
	CAN NATURAL RES 3.45% 11/15/21			400,027.81
	CAPITAL ONE FIN 2.45% 04/24/19			363,782.42

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	COMET 2014-A2 A2 1.26% 01/20			$1,285,432.30
	COMET 2014-A5 A 1.48% 07/20			1,273,459.58
	COMET 2015-A1 A 1.39% 01/21			1,350,202.47
	COMET 2015-A5 A5 1.60% 5/21			1,464,059.68
	COMET 2015-A7 A7 1.45% 08/21			240,651.60
	COMET 2016-A3 A3 1.34% 04/22			910,366.27
	COMET 2016-A4 A4 1.33% 6/15/22			773,971.48
	CAPITAL ONE BK USA 2.3% 6/5/19			1,134,180.00
	CARMX 16-4 A3 1.4% 08/21			658,288.24
	CARMX 2014-3 A3 1.16% 06/19			298,255.50
	CARMX 2014-4 A3 1.25% 11/19			305,680.37
	CARMX 2015-3 A3 1.63% 06/20			381,262.91
	CARMX 2015-1 A3 1.38% 11/19			428,995.23
	CHAIT 2014-A1 A 1.15% 01/19			2,201,131.26
	CHAIT 2014-A7 A7 1.38% 11/19			1,083,603.67
	CHAIT 2015-A2 A2 1.59% 02/20			1,544,469.71
	CHAIT 2015-A5 A5 1.36% 04/20			890,014.55
	CHAIT 15-A7 A7 1.62% 7/20			1,156,136.28
	CHAIT 2016-A2 A 1.37% 06/15/21			887,904.80
	CHAIT 2016-A5 A5 1.27% 07/21			736,473.10
	CHEVRON PHIL 2.45% 5/1/20 144A			389,672.68
	CHEVRON CORP NE 1.104% 12/5/17			873,665.05
	CHEVRON CORP NEW 1.961% 03/20			464,459.25
	CISCO SYSTEMS 1.85% 9/20/21			576,535.34
	CGCMT 2016-P6 A1 1.884% 12/49			108,936.64
	CITIGROUP INC 2.4% 02/18/20			442,727.85
	CITIGROUP INC 4.4% 6/10/25			442,500.91

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	CITIGROUP INC 2.9% 12/08/21			$1,252,719.39
	CCCIT 2014-A4 A4 1.23% 04/19			898,409.67
	CCCIT 2014-A6 A6 2.15% 07/21			2,213,611.01
	CCCIT 2014-A8 A8 1.73% 04/20			876,762.03
	CCCIT 2016-A1 A1 0% 11/21			973,788.66
	CGCMT 13-GC11 A1 0.754% 4/46			66,363.89
	CGCMT 2015-GC29 A2 2.674% 4/48			439,031.55
	CITIZENS BANK NA 2.3% 12/03/18			329,196.10
	CITIZENS BANK NA 2.55% 5/13/21			577,906.78
	CWCI 2007-C2 A3 5.484% 04/47			255,934.68
	COLGATE-PALMOLIVE 0.9% 5/1/18			565,847.85
	COMCAST CORP 1.625% 01/15/22			574,616.41
	COMM 2007-C9 A4 CSTR 12/49			314,468.05
	COMM 2013-LC6 A1 .7240% 1/46			29,289.96
	COMMONWEALTH NY 2.25% 03/13/19			1,151,649.66
	COMMONWEALTH BK NY 1.4% 09/17			432,070.64
	COMMONWEALTH BK NY 2.3% 9/6/19			434,248.07
	CONOCOPHILLIP CO 2.2% 05/15/20			267,519.19
	CONOCOPHILLIPS CO 4.2% 3/15/21			363,994.02
	CREDIT SUISSE NY 2.3% 5/19			823,526.27
	CREDIT SUISSE NY 3% 10/29/21			405,503.47
	DBUBS 2011-LC2A A4 4.537% 7/44			679,065.40
	DAIMLER FIN 2.375% 8/18 144A			1,597,083.81
	DAIMLER FIN NA 2.25% 9/19 144A			418,123.71
	DAIMLER FIN 2.25% 3/20 144A			463,014.33
	DEERE JOHN CAP CORP 1.6% 7/18			149,032.55
	DEUTSCHE BANK AG 2.5% 2/13/19			1,667,013.54

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	DIGITAL REALTY 3.95% 07/01/22			$290,867.23
	DISCOVER BKNT NEW 3.2% 8/9/21			585,109.78
	DISCOVER BANK 3.1% 06/20			411,533.37
	DCENT 2012-A6 A6 1.67% 01/22			1,493,413.31
	DCENT 2014-A3 A3 1.22% 10/19			896,787.51
	DCENT 2014-A4 A4 2.12% 12/21			812,166.96
	DCENT 2014-A5 A 1.39% 04/20			1,463,067.72
	DCENT 2016-A1 A1 1.64% 07/21			1,180,585.74
	DCENT 2016-A4 A4 1.39% 3/22			775,535.45
	DOMINION RES INC 1.6% 8/15/19			226,852.01
	ENTERPRISE PRD 2.55% 10/15/19			88,315.56
	ENTERPRISE PRD 1.65% 05/07/18			178,914.26
	CGCMT 2016-P4 A2 2.446% 07/49			172,762.89
	EXELON CORP 2.85% 6/15/20			123,386.85
	EXXON MOBIL CORP 2.222% 3/1/21			715,081.94
	FHLG 15YR 4.50% 8/18 #E98688			40,101.06
	FHLG 15YR 4.50% 9/18 #E99205			16,685.38
	FHLG 15YR 4.50% 10/18 #E99833			22,406.93
	FHLM ARM 3.53% 4/40 #1B4657			48,595.92
	FHLM ARM 3.58% 4/40 #1B4702			46,445.70
	FHLG 7.50% 7/34 #G02115			222,428.73
	FHLG 15YR 5.00% 3/19 #G13052			56,047.68
	FHLG 15YR 3.5% 08/30#G15273			827,788.25
	FHLG 25YR 5.50% 7/35 #G05815			62,303.13
	FHLM ARM 4.941% 11/35 #1J1228			51,457.93
	FHLG 20YR 3.5% 06/32#C91456			917,495.77
	FHLM ARM 3.717% 05/41#1B8124			34,051.31

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FHLM ARM 3.224% 4/41#1B8179			$23,299.38
	FHLM ARM 3.464% 5/1/41#1B8304			20,850.08
	FHLM ARM 3.627% 6/1/41#1B8372			35,467.32
	FHLM ARM 3.283 6/1/41			30,246.37
	FHLM ARM 2.98% 8/41 #1B8533			70,743.73
	FHLM ARM 3.07% 9/41 #1B8608			42,024.59
	FHLM ARM 3.242% 9/1/41#1B8659			31,904.13
	FHLG 5.50% 3/34 #G01665			91,028.09
	FHLG 15YR 5.50% 4/18 #G11389			8,654.17
	FHLG 15YR 4.00% 9/25 #E02787			176,161.67
	FHLG 15YR 4.00% 4/26 #E02867			90,290.80
	FHLG 15YR 4.50% 11/18 #B10931			14,224.65
	FHLB 0.875% 06/29/18			2,007,751.26
	FHLM ARM 4.199% 8/36 #848185			32,809.00
	FHLM AR 12M+187.9 10/42#849255			162,682.11
	FHLG 15YR 3% 05/29#J29409			1,647,164.39
	FHLG 5.50% 5/34 #Z40042			704,592.10
	FNMA 1.125% 12/14/18			13,661,013.62
	FNMA 1.375% 02/26/21			3,142,327.07
	FNMA 1% 10/24/19			3,782,141.60
	FNR 2014-83 P 3% 06/43			922,625.16
	FNR 2015-32 PA 3% 4/44			722,182.47
	FNR 2015-28 P 2.5% 5/45			2,059,456.55
	FNR 2015-28 JE 3% 05/45			1,448,801.10
	FNR 2015-42 LE 3% 06/45			1,157,867.78
	FNR 2015-49 LE 3% 07/45			835,306.88
	FNR 2015-54 LE 2.5% 07/45			1,005,739.98

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FNR 2016-19 AH 3% 04/46			$779,523.26
	FNR 2016-26 CG 3% 05/46			1,921,285.09
	FNR 2016-27 HK 3% 01/41			997,830.30
	FNR 2016-27 KG 3% 01/40			527,428.55
	FNR 2016-37 BK 3% 06/46			2,016,930.14
	FNR 2016-34 GH 3% 06/46			1,941,298.51
	FNR 2016-105 PA 3.5% 4/45			982,627.19
	FNR 2016-100 P 3.5% 11/44			1,508,793.11
	FHR 3820 DA 4% 11/35			154,133.01
	FHR 2015-4472 WL 3% 05/45			765,158.13
	FHLMC 0.75% 04/09/18			4,630,132.27
	FHLMC 0.875% 07/19/19			5,486,058.10
	FNMA 5.50% 11/34 #310105			502,451.24
	FNMA ARM 3.228% 7/41#AI3469			37,638.76
	FNMA ARM 3.01% 8/41 #AI4358			14,026.25
	FNMA ARM 3.545% 07/41#AI6050			49,250.00
	FNMA ARM 3.365% 10/41#AI6819			22,760.91
	FNMA 15YR 3.5% 07/26#AI7819			63,586.85
	FNMA ARM 3.37% 9/41 #AI8935			53,482.90
	FNMA ARM 09/41#AI9813			26,051.82
	FNMA ARM 10/41#AJ3399			8,610.18
	FNMA ARM 2.74% 8/41 #AH5259			76,280.10
	FNMA ARM 2.69% 9/41 #AH5260			122,833.77
	FNMA ARM 2.57% 10/41 #AH5261			59,553.25
	FNMA 15YR 3.50% 1/26 #AL1168			157,554.01
	FNMA 15YR 3.50% 3/27 #AL1746			633,755.71
	FNMA 15YR 3.5% 10/29#AL5851			251,271.93

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FNMA 15YR 3.5% 09/29#AL5878			$615,513.56
	FNMA 15YR 4.5% 11/25#AL8242			421,799.85
	FNMA 15YR 3% 09/31#AL8853			2,642,137.88
	FNMA ARM 06/42#AO2244			36,668.17
	FNMA 15YR 3.5% 01/27 #AX1909			282,912.01
	FNMA 6.50% 7/32 #545759			27,092.76
	FNMA 6.50% 7/32 #545762			13,685.34
	FHR 3741 HD 3% 11/15/39			162,064.04
	FNMA ARM 4.68% 11/34 #735011			46,295.81
	FNMA 6.50% 12/32 #735415			13,669.94
	FNMA 6.50% 7/35 #745092			15,054.30
	FNMA ARM 4.53% 12/34 #802852			40,898.39
	FNMA 6.50% 8/36 #888034			20,044.51
	FNMA 6.50% 8/36 #888544			81,292.92
	FNMA ARM 4.21% 5/35 #889946			88,073.73
	FNMA ARM 4.30% 2/35 #995017			99,767.45
	FNMA ARM 7/35 #995414			88,806.80
	FNMA ARM 4.55% 10/35 #995415			354,895.13
	FNMA ARM 11/36 #995606			86,477.66
	FNMA ARM 2.61% 4/35 #995609			33,744.65
	FNMA ARM 3.20% 1/40 #AC0599			80,604.01
	FNMA ARM 12/33#AD0066			35,860.22
	FNMA 6.50% 12/35 #AD0723			97,410.79
	FNMA ARM 3.47% 3/40 #AD0820			50,277.63
	FNMA 6.50% 8/36 #AE0746			72,552.35
	FNMA ARM 11/40#AE6806			22,675.07
	FIFTH THIRD BAN 2.375% 4/25/19			505,742.58

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FIFTH THIRD BAN 2.875% 10/1/21			$437,802.57
	FORDF 2015-4 A1 1.77% 8/20			791,777.71
	FORDF 2016-1 A1 1.76% 02/21			689,743.30
	FORDF 2016-3 A1 1.55% 07/21			690,294.86
	FORDO 2014-A A4 1.29% 04/19			355,426.54
	FORDR 2014-2 A 2.31% 04/26			428,990.73
	FORDR 2015-1 A 2.12% 07/26			411,193.64
	FORDL 15-A A3 1.13% 6/18			1,025,581.38
	FORD CRD 16-1 A 2.31% 08/27			989,094.22
	FORDR 2015-2 A 2.44% 01/27			406,978.35
	FORDO 2015-C A3 1.41% 02/20			552,535.15
	FORDO 2016-C A3 1.22% 03/21			806,810.42
	FORDO 2016-A A3 2.01% 07/20			753,139.44
	FORDO 16-B A3 1.33% 10/20			524,581.12
	FORD MTR CR 2.875% 10/01/18			1,018,943.50
	GFORT 2015-1 A1 1.65% 05/20			739,956.00
	GFORT 16-1 A1 1.86% 05/21			538,720.72
	GSMS 2013-GC10 A2 1.84% 2/46			130,643.23
	GSMS 2013-GC10 A5 2.943% 02/46			314,881.55
	GSMS 2012-GCJ7 A4 3.377% 05/45			219,310.33
	GSMS 2012-GCJ9 A3 2.773% 11/45			242,340.38
	GSMS 2013-GC12 A1 VAR 06/46			90,834.36
	GNMA 30YR 5.5% 06/35#783800			102,164.33
	GSMS 2016-GS4 A1 1.532% 11/49			94,579.74
	GSMS 14-GC18 AAB 3.648% 01/47			108,444.16
	GSMS 14-GC20 AAB 3.655% 04/47			126,362.62
	GMALT 2015-2 A3 1.68% 12/18			421,353.72

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	GMALT 2015-1 A3 1.53% 09/18			$773,404.04
	GOLDMAN SACHS GRP 2.75 9/15/20			668,721.95
	GOLDMAN SACHS GRP 2.625% 1/19			1,066,342.04
	GSINC 2.9% 07/19/18			1,026,693.00
	GNR 13-41 PA 2.5% 04/40			353,337.45
	HSBC HOLDINGS 2.95% 5/25/21			540,916.38
	HSBC USA INC 2.25% 06/23/19			659,920.14
	HEWLETT PACKAR STEP 10/05/18			955,312.91
	HAROT 2015-4 A3 1.23% 09/23/19			502,941.84
	HAROT 2016-2 A3 1.39% 4/20			301,718.41
	HAROT 2016-4 A3 1.21% 12/20			964,760.97
	HUNT AUTO 16-1 A3 1.57% 11/20			387,478.91
	HUNTINGTON NATL BK 2.2% 4/1/19			684,082.72
	HART 2015-B A3 1.12% 11/19			837,882.52
	HYUNDAI CAP AM 2.6% 3/20 144A			449,877.90
	HART 2016-B A3 1.29% 4/21			852,571.01
	HART 2015-C A3 1.46% 02/20			542,575.06
	HYUNDAI CP AM 2.125 10/17 144A			350,471.66
	HYUNDAI CAP AME 2.55 2/19 144A			512,957.71
	HART 2016-A A3 1.56% 09/20			243,106.64
	INGERSOLL-RND LX 2.625% 5/1/20			111,658.01
	INTERCONT EXCH 2.75% 12/01/20			143,627.92
	JPMCC 2015-JP1 A2 3.1438% 1/49			473,237.44
	JPMC CO 1.625% 5/15/18			875,565.59
	JPMC CO 2.35% 01/28/19			1,089,157.82
	JPMORGAN CHASE &CO2.25%1/23/20			896,136.55
	JPMCC 2007-LDPX A3 5.42% 01/49			117,452.52

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	JPMCC 2011-C3 A3 4.3877% 02/46			$358,285.69
	JPMCC 2013-C10 .7302% 12/15/47			41,424.48
	JPMBB 15-C29 A2 2.8596% 05/48			433,675.09
	JPMCC 16-JP4 A2 2.9343% 12/49			489,644.91
	JAPAN BANK INTL 1.5% 7/21/21			661,683.13
	JPMC CO 2.2% 10/22/19			1,143,795.88
	KEYBANK NATL 2.25% 03/16/20			751,284.38
	KEY BANK NA 2.35% 3/8/19			364,587.62
	KEYBANK NATL ASSN 1.6% 8/22/19			342,098.32
	KIMCO REALTY CO 3.4% 11/01/22			303,761.73
	KINDER MRGN INC 2% 12/01/17			164,512.77
	KINDER MORGAN IC 3.05% 12/1/19			321,185.77
	MANUFCTRS & TRDR 2.1% 02/06/20			422,110.64
	MUFG AMERICAS HLD 1.625% 02/18			126,350.38
	MUFG AMERICAS HLD 2.25% 02/20			423,950.89
	MARSH & MCLENNAN 2.35% 9/10/19			273,352.55
	MARSH & MCLENN 2.35% 03/06/20			463,614.65
	MASSMUTUAL GLB 2.35% 4/19 144A			466,614.70
	MASSMUTUAL 2.45% 11/23/20 144A			610,943.74
	MEDTRONIC INC 2.5% 3/15/20			916,201.00
	MBART 2016-1 A3 1.26% 02/21			738,406.38
	MET LIFE GLBL 1.5 1/18 144A			604,307.40
	METLIFE GBL 1.875%6/22/18 144A			376,174.41
	MET LIFE GLB 2.3% 4/10/19 144A			1,151,915.28
	MICROSOFT CORP 1.55% 8/8/21			731,367.71
	MITSUBISHI 2.45% 10/16/19 144A			623,575.64
	MITSUBISHI UFJ FI 2.95% 3/1/21			855,195.27

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	MIZUHO CORP 1.85% 3/21/18 144A			$933,037.28
	MIZUHO BK LTD 2.45 4/19 144A			504,474.08
	MIZUHO BANK LTD 2.4% 3/20 144A			673,917.53
	MSBAM 15-C22 ASB 3.04% 4/15/48			182,215.10
	MSBAM 2014-C14 A2 2.916% 2/47			500,486.54
	MSBAM 2016-C32 A1 1.819% 12/49			311,648.04
	MSC 2011-C2 A4 4.661% 06/44			682,092.96
	MORGAN STANLEY 2.5% 01/24/19			3,267,375.29
	MORGAN STANLEY 2.375% 7/23/19			425,389.70
	MSC 2007-IQ13 A1A 5.312% 3/44			105,687.75
	MSC 2007-T27 A1A CSTR 6/42			815,236.62
	MSC 2012-C4 A4 3.244% 3/45			236,091.18
	MSBAM 2012-C5 A2 1.972% 8/45			598,073.76
	MSBAM 2012-C6 A4 2.858% 11/45			74,335.68
	MSBAM 2016-C31 A1 1.555% 11/21			206,320.93
	NEW YORK LIFE 1.95% 2/20 144A			1,074,816.53
	NMOTR 2016-A A2 1.54% 06/21			392,770.13
	NAROT 2014-B A3 1.11% 05/19			421,436.10
	NAROT 2015-C A3 1.37% 5/20			544,491.12
	NAROT 2016-A A3 1.34% 10/15/20			410,010.37
	NAROT 2016-B A3 1.32% 01/15/21			417,716.28
	NAROT 2016-C A3 1.18% 01/21			662,085.49
	NORDEA BK AB 2.375% 4/4/19 144			455,420.06
	NEF 2005-1 A5 4.74% 10/45			166,060.81
	ONTARIO PROV 2% 09/27/18			2,177,670.98
	PECO ENERGY CO 1.7% 9/30/21			760,179.59
	PG&E CORP 2.4% 03/01/19			66,764.08

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	PNC BNK PITTSBURGH 1.45% 7/19			$1,631,967.04
	PNC BANK NA 2.55% 12/09/21			415,589.03
	PHILIP MORRIS INTL 1.875% 2/21			1,148,822.23
	PLAINS AM/PAA FIN 2.65% 12/19			577,988.73
	PRICOA GLBL F 1.6% 5/18 144A			655,391.84
	PUBLIC SVC ENT 1.6% 11/15/19			364,521.65
	REGIONS FIN CORP 2.25% 9/14/18			838,131.10
	REYNOLDS AMERICAN 3.25% 6/20			307,736.18
	REYNOLDS AMERICAN 4% 6/12/22			299,425.45
	ROPER TECHNOLOGIES 3% 12/15/20			415,556.87
	ROYAL BK OF CDA 2.15% 03/15/19			454,448.50
	ROYAL BK CAN GL 1.8% 07/30/18			555,820.65
	ROYAL BK CAN GL 2.35% 10/30/20			1,532,737.09
	ROYAL BANK CANADA 1.5% 7/29/19			367,501.51
	SCHLUMBERG 2.35% 12/21/18 144A			1,011,715.85
	SSTRT 2016-1A A3 1.524% 03/20			427,617.34
	SEMPRA ENERGY 2.4% 3/15/20			561,821.09
	SEMPRA ENERGY 2.85% 11/15/20			323,384.21
	SHELL INTL FIN BV 2.125% 05/20			644,130.00
	SHELL INTL 2.25% 11/10/20			579,586.24
	SHIRE AQ INV IRE 1.9% 9/23/19			584,306.39
	SIMON PROP GRP 2.35% 1/30/22			154,135.27
	SOUTHERN PWR CO 2.375% 6/1/20			302,076.04
	SUMITOMO MITSUI 2.934% 3/9/21			471,287.73
	SUMITOMO BKG 2.45% 1/10/19			569,386.44
	SUMITOMO BKG 2.45% 01/16/20			1,321,157.49
	SUNTRUST BANKS 2.7% 1/27/22			590,984.12

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	SYNCHRONY FIN 1.875% 8/15/17			99,778.57
	SYNCHRONY FIN 3% 8/15/19			148,458.88
	TIAA AST MG 2.95% 11/1/19 144A			119,537.57
	TIME WARNER CAB 5.85 5/1/17W/I			604,111.62
	TORONTO DOM 1.4% 4/30/18			889,834.66
	TORONTO DOMINION 2.25% 11/5/19			620,510.40
	TORONTO DOMINION BK 1.45% 8/19			542,926.25
	TOTAL CAP CDA L 1.45% 01/15/18			488,140.91
	TOTAL CAPITAL SA 1.5% 2/17/17			445,617.40
	TOTAL CAP INTL 2.125% 01/10/19			1,160,168.60
	TOTAL CAP INTL 2.75% 06/19/21			445,201.53
	TAOT 2015-C A3 1.34% 6/19			980,634.01
	TAOT 2016-B A3 1.3% 04/20			329,163.52
	TOYOTA MOTOR CR 1.55% 10/18/19			331,837.95
	TAOT 2016-A A3 1.25% 03/20			893,712.32
	TAOT 2016-C A3 1.14% 08/20			418,448.10
	TRANSCANADA PIPE 1.625% 11/17			1,141,770.67
	21ST CENTY FOX 4.5% 02/15/21			235,505.76
	21ST CENTY FOX 3% 09/15/22			285,862.79
	UBS AG STAM 2.375% 8/14/19			628,328.58
	UBS AG STAMFORD 1.8% 03/26/18			671,546.41
	UBS AG STAM CT 1.375% 6/1/17			323,289.03
	UBSBB 2012-C2 A4 3.525 5/63			432,297.18
	UBSBB 2012-C4 A1 .6728 12/45			18,682.02
	USAOT 2015-1 A3 1.2% 06/19			434,529.98
	USAOT 2016-1 A3 1.2% 6/20			321,870.03
	USAA CAPITAL 2% 6/1/21 144A			526,067.04

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	US BANK NA CIN 2.125% 10/19			898,118.90
	UBSBB 2013-C6 A1 0.8022% 4/46			86,103.18
	USTN 2.25% 03/31/21			61,210,510.12
	USTN 1.75% 02/28/22			2,045,510.23
	USTN 1.375% 03/31/20			38,349,763.98
	USTN 1.125% 01/15/19			7,781,638.71
	USTN 0.75% 07/15/19			21,326,262.56
	UST NOTE 1.375% 12/15/19			4,483,875.78
	UNITEDHELTH GR 2.875% 12/15/21			446,129.10
	UNITED HEALTH 2.7% 7/15/20			357,314.92
	UNITEDHEALTH GRP 1.7% 2/15/19			285,909.21
	VZOT 2016-1A A 1.42% 1//20			650,725.73
	VZOT 2016-2A A 1.68% 5/21			789,252.92
	VISA INC 2.8% 12/14/22			633,007.13
	VOLKSWAGEN GRP 2.4% 5/20 144A			430,320.98
	VALET 2013-2 A4 1.16% 03/20/20			624,475.78
	VALET 2014-1 A3 .91% 10/22/18			247,775.49
	VWALT 2015-A A3 1.25% 12/17			516,179.96
	WFRBS 13-C14 A1 .836% 6/15/46			25,865.81
	WFRBS 2013-C14 A2 2.133% 6/46			171,247.91
	WFRBS 2011-C3 A4 4.375% 3/44			541,264.63
	WFRBS 2012-C7 A2 3.431 6/45			550,929.01
	WFRBS 2012-C8 A2 1.881% 8/45			201,511.70
	WFRBS 2013-C11 A5 3.071% 03/45			338,127.04
	WFRBS 13-C12 ASB 2.838% 03/48			82,563
	WFRBS 2013-C13 A1 0.778% 5/45			57,701
	WFRBS 13-C16 ASB 3.963% 09/46			181,959

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	WBCMT 2006-C26 A1A CSTR 6/45			51,923.00
	WBCMT 2007-C33 A4 CSTR 2/51			122,699.57
	WASHINGTON PG 3.85% 4/1/20			454,834.35
	WELLPOINT INC 2.25% 8/15/19			412,473.12
	WELLS FARGO 3% 01/22/21			849,752.48
	WELLS FARGO & CO MTN 2.6% 7/20			1,484,144.51
	WELLS FARGO & CO 2.1% 07/26/21			352,271.62
	WFCM 2012-LC5 A3 2.918% 10/45			116,289.07
	WFCM 2012-LC5 ASB 2.528% 10/45			357,152.89
	WELLS FARGO BK 2.15% 12/6/19			2,481,613.52
	WFCM 2013-LC12 A1 1.676% 7/46			448,399.74
	WFCM 2016-C34 A2 2.603% 05/49			182,852.24
	WFCM 2016-C35 A2 2.495% 07/48			137,677.14
	WFCM 2016-LC25 1.795% 12/15/59			272,637.27
	WFCM 2016-C36 A1 1.522% 11/59			132,489.59
	WFCM 2016-C37 A1 1.847% 12/49			228,935.96
	WFCM 2016-C37 A2 3.03% 12/49			346,709.83
	WESTERN UN CO 3.65% 8/22/18			688,821.76
	WESTPAC BANKING 1.6% 08/19/19			774,935.20
	WOART 2014-B A3 1.14% 01/20			518,780.62
	WOLS 2015-A A3 1.54% 10/18			768,239.74
	WOLS 2014-A A3 1.16% 09/17			258,496.53
	WOART 16-B A3 1.3% 2/22			639,698.07
	WOART 2016-A A3 1.77% 09/21			534,954.40
	ZOETIS INC 3.45% 11/13/20			113,320.57

	Total Fair Value of Underlying Investments			402,072,073

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 29, 2017	By:	/s/ David R. Sauber
David R. Sauber
Plan Administrator